Nevada Geothermal Power Inc.

Response to SEC Staff Comments

The following table addresses the Staff’s Comments as listed in the SEC Staff’s Comment Letter dated June 20, 2005 with regards to Nevada Geothermal Power’s Form 20-F Annual Report for the period ended June 30, 2004.

Comment Number	Page Numbers	Comment
1	26	The statements attributed to Senator Reid have been deleted from the document.

2	82 (Financial Statements)	The US GAAP disclosure under Note 13 (iii), has been revised to explain in additional detail the accounting for the shares issued for non-cash for the acquisition of Blue Mountain Power Inc.

3	16, 19, 21, 22, 26, 30, 34 Financial Statements	The text and the financial statements have been revised to delete the terms “develop”, “development”, and “production” and have been replaced with “explore” or “exploration” where appropriate.

4.	19-23 11, 17

Tables disclosing details of each underlying lease on the Company’s geothermal exploration properties have been added to the text.

Additional disclosure clarifying the sale of the Company’s mineral interests, including Portal/Gobi subsequent to the fiscal 2004 year-end has been added to the text.

We acknowledge that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff Comments or changes to disclosure in response to comments do not foreclose the SEC from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: July 14, 2005	Signed: /s/ Brian Fairbank
Brian Fairbank, President/CEO/Director